FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2006

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	385,124	30,003,974
Replenishment	14,490	1,486,818
Repurchased	(5,590)	(508,415)
Redemptions	(10,201)	(946,628)
Losses	(37)	(87)
Capitalised Interest	0	3,508	( * see below )
Other Movements	0	0
Carried Forward	383,786	30,039,170

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,242,115	99,893,243
Repurchased	(398,022)	(30,389,666)
Redemptions	(574,375)	(46,026,179)
Losses	(1,123)	(2,685)
Capitalised Interest	0	165,243	( * see above )
Other Movements	0	0
Carried Forward	383,786	30,039,170

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	4.85%	44.93%	( including
3 Month	13.28%	43.43%	redemptions and
12 Month	46.17%	46.17%	repurchases )

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	38.38	months
Weighted Average Loan size	£78,270.62
Weighted Average LTV	65.52%	*** (see below)
Weighted Average Indexed LTV	55.07%	using Halifax House Price Index
Weighted Average Indexed LTV	53.75%	using Nationwide House Price Index
Weighted Average Remaining Term	17.71	Years

Product Type Analysis	£000's	%
Variable Rate	10,318,455	34.35%
Fixed Rate	7,473,745	24.88%
Tracker Rate	12,246,970	40.77%
	30,039,170	100.00%

As at 08 September 2006 approximately 13.76% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,638,048	15.44%
Interest Only	6,341,269	21.11%
Repayment	19,059,853	63.45%
	30,039,170	100.00%

As at 08 September 2006 approximately 17.02% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	20,441,655	68.05%
Remortgage	9,597,515	31.95%
	30,039,170	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2006	6.75%
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	15,279	1,111,104	3.70%
East Midlands	20,548	1,410,285	4.69%
Greater London	66,814	6,606,503	21.99%
North	16,001	929,492	3.09%
North West	43,055	2,709,772	9.02%
Scotland	24,856	1,444,754	4.81%
South East	100,939	9,299,195	30.96%
South West	29,811	2,329,020	7.75%
Wales	17,620	1,074,048	3.58%
West Midlands	25,021	1,682,167	5.60%
Yorkshire and Humberside	23,569	1,435,361	4.78%
Unknown	273	7,469	0.02%
Total	383,786	30,039,170	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	23,516	988,505	3.29%	31.51
25.01 - 50.00	97,247	6,124,639	20.39%	33.41
50.01 - 75.00	150,016	13,121,901	43.68%	34.71
75.01 - 80.00	17,163	1,575,793	5.25%	41.61
80.01 - 85.00	21,055	2,067,189	6.88%	40.16
85.01 - 90.00	35,540	3,514,608	11.70%	40.24
90.01 - 95.00	39,249	2,646,535	8.81%	60.55
Total	383,786	30,039,170	100.00%	38.00

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	372,961	29,170,652	(2,251)	97.15%
1.00 - 1.99 months	6,040	479,025	4,096	1.60%
2.00 - 2.99 months	2,029	159,826	2,586	0.53%
3.00 - 3.99 months	995	76,504	1,749	0.25%
4.00 - 4.99 months	507	40,545	1,180	0.14%
5.00 - 5.99 months	314	25,290	890	0.08%
6.00 -11.99 months	633	52,647	2,721	0.18%
12 months and over	74	5,666	641	0.02%
Properties in Possession	233	15,663	1,740	0.05%
Total	383,786	30,025,818	13,352	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,742,054	15,261,920
Replenishment of Assets	0	1,486,818
Acquisition by Funding	0	0
Distribution of Principal Receipts	(730,256)	(724,787)
Allocation of Losses	(42)	(45)
Share of Capitalised Interest	1,725	1,783
Payment Re Capitalised Interest	(1,725)	1,725
Balance Carried Forward	14,011,756	16,027,414

Carried Forward Percentage	46.64495%	53.35505%

Minimum Seller Share	1,564,595	5.21%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	1,583,065
Additional Amounts Accumulated	730,298
Payment of Notes	0
Carried Forward	2,313,363

Target Balance	1,379,471	payable on 16th October 2006
	763,426	payable on 15th December 2006
	169,785	payable on 16th July 2007
	2,312,682

Excess Spread *
Quarter to 17/07/06	0.4492%
Quarter to 15/04/06	0.2602%
Quarter to 15/01/06	0.5407%
Quarter to 15/10/05	0.4882%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 08/09/2006	£272,000,000.00	£0.00	£0.00
Required Amount as at 08/09/2006	£272,000,000.00	£0.00	£0.00
Percentage of Notes	1.67%	0.00%	0.00%
Percentage of Funding Share	1.94%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	15,274,781
AA Notes Outstanding	416,165
A Notes Outstanding	101,506
BBB Notes Outstanding	532,667
Total	16,325,119

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	236	17,417
Repossessed in Period	39	9,124
Sold in Period	(42)	(9,138)
Carried Forward	233	17,403

	Cumulative
	Number	£000's
Repossessed to date	1,350	161,718
Sold to date	(1,117)	(144,315)
Carried Forward	233	17,403

Repossession Sales Information
Average time Possession to Sale	98	Days
Average arrears at time of Sale	£5,158

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Note
On 17th July Holmes Financing 3 exercised its option to redeem all of the remaining notes outstanding in accordance with Condition 5(D) of the notes

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.69031%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	3.09000%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.69031%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.69031%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.69031%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.69031%	1.75%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.69031%	0.45%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.69031%	1.50%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	3.09000%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	3.09000%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	3.09000%	1.60%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.69031%	0.43%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.69031%	1.50%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.69031%	0.23%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	3.09000%	0.40%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	3.09000%	1.47%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	3.09000%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	3.09000%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	3.09000%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.50688%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.50688%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.50688%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.69031%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.69031%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.69031%	1.55%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	5.50688%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.69031%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.69031%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	3.09000%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.69031%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	3.09000%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	3.09000%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	5.50688%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	5.50688%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	5.50688%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	3.09000%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	3.09000%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	3.09000%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.69031%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.50688%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.69031%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.69031%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	5.50688%	-0.03%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.50688%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	3.09000%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	4.69031%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	4.69031%	0.09%
Series 1 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,260,000,000	5.46815%	-0.03%
Series 1 Class B	Holmes Financing No. 10	AA/Aa3/AA	$47,000,000	5.46815%	0.08%
Series 1 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$47,000,000	5.46815%	0.27%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.46815%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.46815%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.46815%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	3.13900%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	3.13900%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	4.93323%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	3.13900%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	4.93323%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	3.13900%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	4.93323%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.46815%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	4.93323%	0.09%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10
02Q3	-	703	-	-	352	-	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-	-
03Q4	-	176	-	191	-	481	-	-	-	-
04Q1	-	176	-	191	-	-	241	-	-	-
04Q2	-	176	-	191	-	-	241	-	-	-
04Q3	-	176	-	191	-	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-	-
05Q3	650	-	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-	-
06Q2	-	125	-	-	-	-	-	-	-	-
06Q3	-	125	546	1,456	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes 4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10
06Q3	-	-	-	-	-	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018	-
07Q2	-	-	-	-	-	634	161	-	-	-
07Q3	575	-	-	-	-	-	-	-	-	679
07Q4	-	300	-	-	-	770	-	-	-	-
08Q1	-	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-	388
08Q3	-	-	-	-	-	-	-	221	1,272	388
08Q4	-	-	-	-	-	-	-	221	-	-
09Q1	-	-	-	-	-	-	-	1,171	-	-
09Q2	-	-	-	-	-	-	-	-	-	342
09Q3	-	-	-	-	-	-	-	-	-	342
09Q4	-	-	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-	453	-
10Q2	-	-	-	-	-	-	-	-	453	-
10Q3	250	-	-	-	-	-	-	-	600	-
10Q4	-	-	-	-	-	-	-	-	-	1,526
11Q1	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2006 to 08 September 2006

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 22 September 2006	By / s / Jessica Petrie
(Authorised Signatory)